EXHIBIT 15.2 Consolidated Financial Statements TC LNG Shipping L.L.C. December 31, 2019

Independent Auditors’ Report The Board of Directors TC LNG Shipping L.L.C.: Report on the Financial Statements We have audited the accompanying consolidated financial statements of TC LNG Shipping L.L.C. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TC LNG Shipping L.L.C. and its subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles. Report on Other Legal and Regulatory Requirements As discussed in Note 2 to the consolidated financial statements, in 2019 the Company adopted new accounting guidance, including ASU 2016-02 - Leases (Topic 842), ASU 2019-01 - Leases, and ASU 2017-12 - Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities. Our opinion is not modified with respect to this matter. Vancouver, Canada March 4, 2020 1

TC LNG SHIPPING L.L.C. CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (notes 1 and 2) (in thousands of U.S. Dollars) (Unaudited) (Unaudited) Year Ended Year Ended Year Ended December 31, December 31, December 31, 2019 2018 2017 $ $ $ Voyage revenues (note 3) 146,471 59,295 — Vessel operating expenses (note 6b) (26,927) (10,713) (2,323) General and administrative expenses (notes 6b and 6f) (2,738) (1,877) (1,230) Income (loss) from vessel operations 116,806 46,705 (3,553) Interest income 1,224 321 42 Interest expense (note 8) (50,487) (28,906) — Foreign currency exchange (loss) gain (94) 62 (12) Net income (loss) before income tax expense 67,449 18,182 (3,523) Income tax expense (830) — — Net income (loss) 66,619 18,182 (3,523) Other comprehensive loss: Unrealized net loss on qualifying cash flow hedging instruments before reclassifications, net of tax (note 8) (69,700) (7,927) — Realized loss on qualifying cash flow hedging instruments reclassified from accumulated other comprehensive loss to interest expense, net of tax (note 8) 3,444 748 — Other comprehensive loss (66,256) (7,179) — Comprehensive income (loss) 363 11,003 (3,523) Related party transactions (note 6) The accompanying notes are an integral part of the consolidated financial statements. 2

TC LNG SHIPPING L.L.C.
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at December 31, 2019 $	(Unaudited) As at December 31, 2018 $
ASSETS		
Current assets		
Cash and cash equivalents	35,168	14,059
Restricted cash – current *(note 9a)*	234	19
Accounts receivable	7,443	177
Prepaid expenses	737	367
Current portion of net investments in direct financing and sales-type leases *(note 3)*	26,188	7,494
Advances to affiliates *(note 6d)*	1,259	—
Total current assets	71,029	22,116
Restricted cash – long-term *(note 9a)*	121,307	51,325
Vessel modifications	138	—
Net investments in direct financing and sales-type leases *(note 3)*	1,948,797	646,370
Advances on newbuilding contracts *(note 6c)*	—	512,039
Other assets *(note 4)*	10,530	2,777
Total assets	2,151,801	1,234,627
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	1,508	1,917
Accrued liabilities *(note 5)*	17,639	7,937
Unearned revenue *(note 3)*	24,224	8,300
Current portion of long-term debt *(note 7)*	67,008	31,277
Current portion of derivative liabilities *(note 8)*	12,174	1,354
Advances from affiliates *(note 6d)*	1,071	4,302
Total current liabilities	123,624	55,087
Long-term debt *(note 7)*	1,446,138	761,947
Derivative liabilities *(note 8)*	70,750	15,314
Other liabilities	1,400	253
Total liabilities	1,641,912	832,601
Commitments and contingencies *(notes 7 and 8)*		
Shareholders' equity		
Contributed capital	527,848	396,348
Retained earnings	64,965	12,857
Accumulated other comprehensive loss	(82,924)	(7,179)
Total shareholders' equity	509,889	402,026
Total liabilities and shareholders' equity	2,151,801	1,234,627

The accompanying notes are an integral part of the consolidated financial statements.

3

TC LNG SHIPPING L.L.C. CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2) (in thousands of U.S. Dollars) (Unaudited) (Unaudited) Year Ended Year Ended Year Ended December 31, December 31, December 31, 2019 2018 2017 $ $ $ Cash, cash equivalents and restricted cash provided by (used for) OPERATING ACTIVITIES Net income (loss) 66,619 18,182 (3,523) Non-cash and non-operating items: Amortization of deferred financing issuance costs included in interest expense 1,396 573 — Ineffective portion of qualifying hedge-accounted interest rate swaps included in interest expense (note 8) — 9,489 — Other non-cash items 863 13 — Changes in non-cash operating assets and liabilities: Accounts receivable (7,266) (177) — Prepaid expenses (370) 719 (1,086) Other assets (7,469) (2,304) — Accounts payable (409) 1,715 2,037 Accrued liabilities and unearned revenue 25,626 11,026 — Advances to and from affiliates (4,490) 3,313 760 Receipts from direct financing and sales-type leases 131,906 — — Vessel modifications (138) — — Net operating cash flow 206,268 42,549 (1,812) FINANCING ACTIVITIES Proceeds from issuance of long-term debt 749,194 695,079 129,067 Scheduled repayments of long-term debt (31,068) (7,238) — Financing issuance costs (50) (7,058) (13,965) Capital contributions from shareholders (notes 6e and 9d) 131,500 2,000 108,279 Dividends paid (24,000) — — Advances from shareholders (note 9d) — — 67,522 Return of capital to shareholders (note 6g) — — (104,000) Net financing cash flow 825,576 682,783 186,903 INVESTING ACTIVITIES Expenditures for vessels (940,538) (688,792) (163,293) Receipts from direct financing leases — 3,360 — Net investing cash flow (940,538) (685,432) (163,293) Increase in cash, cash equivalents and restricted cash 91,306 39,900 21,798 Cash, cash equivalents and restricted cash, beginning of the year 65,403 25,503 3,705 Cash, cash equivalents and restricted cash, end of the year 156,709 65,403 25,503 Supplemental cash flow information (note 9) The accompanying notes are an integral part of the consolidated financial statements. 4

TC LNG SHIPPING L.L.C. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (notes 1 and 2) (in thousands of U.S. Dollars) Accumulated Total Retained Other Shareholders' Contributed Earnings Comprehensive Equity Capital (Deficit) Loss (Deficit) $ $ $ $ Balance as at December 31, 2016 (Unaudited) — (2,034) — (2,034) Advances from shareholders converted into capital (note 6h) 390,069 — — 390,069 Capital contributions (note 6e) 108,279 — 108,279 Return of capital (note 6g) (104,000) — — (104,000) Net loss and comprehensive loss — (3,523) — (3,523) Balance as at December 31, 2017 (Unaudited) 394,348 (5,557) — 388,791 Capital contributions (note 6e) 2,000 — — 2,000 Net income — 18,182 — 18,182 Other comprehensive loss — — (7,179) (7,179) Change in accounting policy — 232 — 232 Balance as at December 31, 2018 (Unaudited) 396,348 12,857 (7,179) 402,026 Capital contributions (note 6e) 131,500 — — 131,500 Net income — 66,619 — 66,619 Other comprehensive loss — — (66,256) (66,256) Dividends paid — (24,000) — (24,000) Change in accounting policy (note 2) — 9,489 (9,489) — Balance as at December 31, 2019 527,848 64,965 (82,924) 509,889 The accompanying notes are an integral part of the consolidated financial statements. 5

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of presentation These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of TC LNG Shipping L.L.C., which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned subsidiaries (collectively, the Company). The following is a list of TC LNG Shipping L.L.C.’s subsidiaries: Proportion of Jurisdiction of Ownership Name of Significant Subsidiaries Incorporation Interest TC LNG Explorer I L.L.C. Marshall Islands 100% TC LNG Explorer II L.L.C. Marshall Islands 100% TC LNG Explorer III L.L.C. Marshall Islands 100% TC LNG Explorer IV L.L.C. Marshall Islands 100% TC LNG Explorer V L.L.C. Marshall Islands 100% TC LNG Explorer VI L.L.C. Marshall Islands 100% The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation. The Company evaluated events and transactions occurring after the balance sheet date and through the day the consolidated financial statements were available to be issued which was March 4, 2020. Foreign currency The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange (loss) gain in the accompanying consolidated statements of income (loss) and comprehensive income (loss). Revenues The Company’s time-charter contracts accounted for as direct financing and sales-type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel) and are reflected on the consolidated balance sheets as net investments in direct financing and sales-type leases. The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. Upon commencement of a time charter accounted for as a direct financing or sales-type lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time-charter hire receipts is allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The Company assesses the net investment in the lease for impairment, based on the cash flows that the lessor would expect to receive from the lease receivable and the unguaranteed residual asset during and following the end of the remaining charter term. The non-lease element of time-charter hire receipts is recognized by the Company on a straight-line basis daily over the term of the charter. In addition, if collectability of non-lease receipts of charter payments from charterers is not probable, any such receipts are recognized as a liability unless the receipts are non-refundable and either the time-charter contract has been terminated or the Company has no remaining performance obligations. The Company does not recognize revenues during days that the vessel is off-hire. When the time charter contains a variable consideration, the Company recognizes contingent revenues in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur, except drydock cost reimbursements allocable to the non-lease 6

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) element of a time-charter contract where such revenue is recognized on a straight-line basis over the period between the previous scheduled drydock and the next scheduled drydock. Operating expenses Voyage expenses include all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time-charter contract, in which case the Company pays voyage expenses. Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred except when the Company incurs pre- operational costs related to the repositioning of a vessel (i) that relates directly to a specific customer contract, (ii) that generates or enhances resources of the Company that will be used in satisfying performance obligations in the future; and (iii) where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract. Cash and cash equivalents The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents. Restricted cash The Company maintains restricted cash deposits as required under the Company’s debt agreement. Accounts receivable and allowance for doubtful accounts Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged against the allowance when the Company believes that the receivable will not be recovered. The consolidated balance sheets reflect, in unearned revenue, the unearned portion of revenues which will be earned in subsequent periods. Advances on newbuilding contracts All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. Interest costs capitalized to advances on newbuilding contracts for the years ended December 31, 2019, 2018 and 2017 aggregated $18.0 million, $16.6 million and $10.5 million, respectively. Vessel modifications Vessel modifications include the addition of new equipment or certain modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. Vessel modifications made due to regulatory changes or done to maintain a seaworthy vessel are deferred and amortized on a straight-line basis over the remaining term of the time- charter contract, to the extent recoverable, or expensed as incurred otherwise. Vessel modifications made at the request of the charterer are recognized in accounts receivable in the consolidated balance sheets to the extent they are reimbursable and expensed when incurred to the extent they are not reimbursable by the charterer. Expenditures covering recurring routine repairs and maintenance are expensed as incurred. Financing issuance costs Financing issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Financing issuance costs that are not attributable to a specific debt liability or where the financing issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other assets in the Company's consolidated balance sheets. Amortization of financing issuance costs is included in interest expense in the Company's consolidated statements of income (loss) and comprehensive income (loss) for delivered vessels and is capitalized for non-delivered vessels which is included in advances on newbuilding contracts. 7

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) Derivative instruments All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company applies hedge accounting to its derivative instruments (see note 8). When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness are recognized immediately in earnings. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring. For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company’s consolidated statements of income (loss) and comprehensive income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company’s consolidated statements of income (loss) and comprehensive income (loss). If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the Company’s consolidated statements of income (loss) and comprehensive income (loss). For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Income taxes The legal jurisdictions in which the Company’s Marshall Island subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company accounts for income taxes using the liability method which requires companies to determine whether it is more- likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company’s consolidated statements of income (loss) and comprehensive income (loss). 2. ACCOUNTING PRONOUNCEMENTS In February 2016, the FASB issued Accounting Standards Update (or ASU) 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. FASB issued an additional accounting standard update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Company adopted ASU 2016-02 on January 1, 2019. In addition, the Company early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset’s cost, instead of fair value. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Company identified the following difference: • The adoption of ASU 2016-02 results in direct financing and sales-type lease payments received being presented as an operating cash inflow in 2019 instead of an investing cash inflow in 2018 and 2017, in the statement of cash flows. Direct financing and sales-type lease payments received during the years ended December 31, 2019, 2018 and 2017 were $131.9 million, $3.4 million and $nil, respectively. 8

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2019 (comparative figures were unaudited)

In August 2017, the FASB issued ASU 2017-12, *Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities* (or *ASU 2017-12*). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive loss and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Company as of January 1, 2019. This change decreased accumulated other comprehensive loss by $9.5 million as at January 1, 2019, and correspondingly increased opening retained earnings as at January 1, 2019 by $9.5 million.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments* (or *ASU 2016-13*). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces the multiple existing impairment methods under current GAAP, which generally require that a loss be incurred before it is recognized. This update is effective for the Company as of January 1, 2020, with a modified-retrospective approach. The Company's net investments in direct financing and sales-type leases, as well as any receivables it has for the non-lease component of its time-charters with Yamal Trade Pte., will be subject to ASU 2016-13. Consequently, the Company expects that on January 1, 2020, it will decrease the carrying value of these instruments subject to ASU 2016-13, resulting in a corresponding reduction to retained earnings on the date of adoption. The Company is currently in the process of finalizing the transition impact from adoption of ASU 2016-13.

3. REVENUE

The Company's primary source of revenue is chartering its six ARC7 LNG carriers on time-charter contracts with Yamal Trade Pte. Ltd. (or the *Charterer*) until their scheduled expiry in December 2045. These time-charter contracts have options whereby the Charterer can extend the contracts for periods up to a total extension between five and 10 years. The time-charter contracts are subject to certain termination provisions.

Pursuant to a time-charter contract, the Company charters a vessel to a customer for a fixed period of time. The performance obligations of a time-charter contract, which include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based, in part, on a fixed daily hire amount and is invoiced monthly in advance for time-charter contracts. However, certain sources of variability exist, including penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, these time-charter contracts contain provisions allowing the Company to be compensated for increases in the Company's costs during the term of the charter. Such provisions are in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. The Company does not engage in any specific tactics to minimize residual value risk. As at December 31, 2019, the Company had received $24.2 million of advance payments recognized as contract liabilities included in unearned revenue (December 31, 2018 – $8.3 million) which are expected to be recognized as voyage revenues in 2020 and are included in unearned revenue on the Company's consolidated balance sheets. The Company recognized $8.3 million of revenue for the year ended December 31, 2019 that was recognized as a contract liability at the beginning of that year.

Revenue Table

The following table contains the Company's total revenue for the years ended December 31, 2019, 2018 and 2017, by components of contracts accounted for as leases:

	Year Ended December 31, 2019 $	(Unaudited) Year Ended December 31, 2018 $	(Unaudited) Year Ended December 31, 2017 $
Lease revenue – interest income on lease receivables	117,309	48,639	—
Non-lease revenue – related to direct financing or sales-type leases	29,185	10,656	—
Total	146,494	59,295	—

9

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) Net Investments in Direct Financing and Sales-Type Leases The following table lists the components of the net investments in direct financing and sales-type leases: (Unaudited) December 31, December 31, 2019 2018 $ $ Total lease payments to be received 5,423,281 1,921,385 Estimated unguaranteed residual value of leased properties 139,656 56,911 Less unearned revenue (3,587,952) (1,324,432) Total net investments in direct financing and sales-type leases 1,974,985 653,864 Less current portion (26,188) (7,494) Net investments in direct financing and sales-type leases 1,948,797 646,370 As at December 31, 2019, estimated lease payments to be received by the Company related to its direct financing and sales- type leases in each of the next five succeeding years were approximately $242.3 million (2020), $241.6 million (2021), $241.6 million (2022), $241.6 million (2023), $242.3 million (2024) and an aggregate of $4.2 billion thereafter. The leases are scheduled to end in 2045. As at December 31, 2018, estimated minimum lease payments to be received by the Company relating to its direct financing leases in each of the next five fiscal years were approximately $82.8 million (2019), $83.1 million (2020), $82.8 million (2021), $82.8 million (2022), $82.8 million (2023) and an aggregate of $1.5 billion thereafter. 4. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS a) Fair Value Measurements The following methods and assumptions were used to estimate the fair value of each class of financial instrument: Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets. Interest rate swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments. Long-term debt – The fair values of the Company’s variable-rate long-term debt are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the credit worthiness of the Company. The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows: Level 1. Observable inputs such as quoted prices in active markets; Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis. 10

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2019 (comparative figures were unaudited)

	Fair Value Hierarchy Level	December 31, 2019 Carrying Amount Asset (Liability) $	December 31, 2019 Fair Value Asset (Liability) $	(Unaudited) December 31, 2018 Carrying Amount Asset (Liability) $	(Unaudited) December 31, 2018 Fair Value Asset (Liability) $
Recurring:					
Cash, cash equivalents and restricted cash *(note 9a)*	Level 1	156,709	156,709	65,403	65,403
Derivative instruments *(note 8)*	Level 2	(83,293)	(83,293)	(16,707)	(16,707)
Other:					
Long-term debt *(note 7)*	Level 2	(1,513,146)	(1,544,984)	(793,224)	(812,603)

b) Financing Receivables

The following table contains a summary of the carrying value of the Company's financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis and the grade as at December 31, 2019.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2019 $	(Unaudited) December 31, 2018 $
Direct financing and sales-type leases *(note 3)*	Payment activity	Performing	1,974,985	653,864
Other receivables:				
Long-term receivable and accrued revenue included in other assets	Payment activity	Performing	8,857	2,187
			1,983,842	656,051

5. ACCRUED LIABILITIES

	December 31, 2019 $	(Unaudited) December 31, 2018 $
Voyage and vessel expenses	13,106	1,577
Interest, including interest rate swaps	2,712	5,283
Payroll and benefits	1,693	592
Other general expenses	128	485
Total	17,639	7,937

6. RELATED PARTY TRANSACTIONS

a. Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited (or CLNG) are shareholders each jointly holding a 50% ownership interest in the Company. China COSCO Group and China Merchants Group, both of which are entities that are owned by the State-Owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China, are the ultimate parent companies of CLNG. Teekay Corporation, through Teekay LNG Partners L.P. (or *TGP*), is the ultimate parent company of Teekay LNG Operating L.L.C.

b. The Company and its operating subsidiaries have entered into service agreements with Teekay Shipping Ltd., a wholly-owned subsidiary of Teekay Corporation, under which Teekay Shipping Ltd. provides the Company and its subsidiaries with corporate and technical ship management services. In addition, crew training services were provided to the Company by Teekay Shipping Ltd. The Company has also entered into a service agreement with CLNG under which CLNG provides

11

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)
December 31, 2019 (comparative figures were unaudited)

the Company with certain corporate and administrative services. These services are measured at the exchange amount agreed to between the parties. For the periods indicated, these related party transactions were as follows:

	Year Ended December 31, 2019 $	(Unaudited) Year Ended December 31, 2018 $	(Unaudited) Year Ended December 31, 2017 $
Related party transactions with Teekay Shipping Ltd.:			
Crew training expenses included in vessel operating expenses	5,169	2,166	2,048
Ship management services included in vessel operating expenses	1,853	726	232
Corporate services included in general and administrative expenses	841	808	475
Related party transactions with CLNG:			
Corporate services included in general and administrative expenses	148	143	—

c. The Company entered into services agreements with Teekay Shipping Ltd., pursuant to which Teekay Shipping Ltd. provided the Company with shipbuilding and site supervision services relating to the six delivered ARC7 LNG carrier newbuildings. These costs were capitalized and included as part of advances on newbuilding contracts in the Company's consolidated balance sheets. During the years ended December 31, 2019, 2018 and 2017, the Company incurred shipbuilding and site supervision costs with Teekay Shipping Ltd. of $13.0 million, $6.5 million and $4.3 million, respectively.

d. As at December 31, 2019 and 2018, non-interest bearing advances to affiliates totaled $1.3 million and $nil, and advances from affiliates totaled $1.1 million and $4.3 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

e. During the years ended December 31, 2019, 2018 and 2017, the Company's shareholders funded the Company, on a pro-rata basis, $131.5 million, $2.0 million and $108.3 million, respectively, without any obligation for the Company to issue any shares in its capital in return, to pay for newbuilding installments and upfront fees on the Company's U.S. Dollar-denominated debt.

f. During the years ended December 31, 2019, 2018 and 2017, the Company incurred $1.3 million, $0.5 million and $nil, respectively, of charges relating to fees paid to Teekay LNG Project Services L.L.C., a wholly-owned subsidiary of Teekay LNG Operating L.L.C., for its support in the Company's successful bid process with Yamal LNG for construction and chartering of six ARC7 LNG carriers with Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG. The fee is equivalent to 1% of the lease element of time-charter hire receipts starting from the vessel delivery date throughout the firm period of the time charter and is reflected in general and administrative expenses in the Company's consolidated statements of income (loss) and comprehensive income (loss).

g. During the years ended December 31, 2019, 2018 and 2017, the Company returned $nil, $nil and $104.0 million of capital contributions, respectively, on a pro-rata basis, to its shareholders.

h. On September 1, 2017, the Company's shareholders agreed to contribute, on a pro-rata basis, the shareholders' loan outstanding in the amount of $390.0 million to the Company in exchange for capital, without any obligation for the Company to issue any shares in its capital in return.

7. LONG-TERM DEBT

	December 31, 2019 $	(Unaudited) December 31, 2018 $
U.S. Dollar-denominated Term Loans due from 2030 to 2031	1,535,034	816,908
Less unamortized debt issuance costs	(21,888)	(23,684)
Total debt	1,513,146	793,224
Less current portion	(67,008)	(31,277)
Long-term debt	1,446,138	761,947

As at December 31, 2019, the Company had six U.S. Dollar-denominated term loans outstanding which totaled $1.5 billion in aggregate principal amount (December 31, 2018 – $816.9 million). Interest payments under the term loans are based on LIBOR

12

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) plus 3.1%. The six term loans require semi-annual interest and principal payments and have bullet repayments due at maturity. The six term loans have varying maturities through 2031, and are collateralized by first-priority mortgages on six of the Company's vessels to which the loans relate, together with certain other security and are guaranteed on a several basis by TGP and CLNG (or Guarantors). The weighted-average interest rate on the Company’s long-term debt as at December 31, 2019 and 2018 were 5.0% and 5.92%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 8). The aggregate annual long-term debt principal repayments required subsequent to December 31, 2019 are $67.1 million (2020), $71.1 million (2021), $75.3 million (2022), $79.7 million (2023), $84.5 million (2024) and $1.2 billion (thereafter). The loan agreements require that (a) TGP and CLNG maintain minimum levels of tangible net worth of at least $400.0 million and $300.0 million, aggregate liquidity of at least $35.0 million and $32.0 million, and net-debt-to-net-debt-plus-equity ratio of at least 80% and 75%, respectively, (b) the Company maintains minimum vessel-value-to-outstanding-loan-principal-balance ratios of 105% after delivery of each vessel, which as at December 31, 2019 was 153% on average per vessel and (c) the Company maintains a debt service coverage ratio of at least 1.05-to-1. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company is in default under its loans. As at December 31, 2019, the Company and the Guarantors were in compliance with all covenants relating to the Company’s loans. 8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company uses derivative instruments in accordance with its overall risk management policy. TGP and CLNG has guaranteed its ownership share of a secured loan facility and interest rate swaps in the Company. Interest Rate Risk The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2019, the Company was committed to the following interest rate swap agreements: Fair Value Weighted- Carrying Average Average Interest Principal Amount of Remaining Fixed Rate Amount (i) Liability Term Interest Index $ $ (years) Rate (ii) LIBOR-Based Debt: U.S. Dollar-denominated interest rate swaps LIBOR 990,882 (83,293) 10.9 3.12% (i) Principal amount reduces semi-annually. (ii) Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2019 was 3.1%. Credit Risk The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets. 13

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) (Unaudited) As at December 31, As at December 31, 2019 2018 Current Current Portion of Portion of Accrued Derivative Derivative Accrued Derivative Derivative Liabilities Liabilities Liabilities Liabilities Liabilities Liabilities $ $ $ $ $ $ Interest rate swap agreements (369) (12,174) (70,750) (39) (1,354) (15,314) For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive income loss (or OCI). Year Ended December 31, 2019 Amount of Loss Reclassified from Amount of Loss Accumulated OCI to Recognized in OCI (i) Interest Expense (i) $ $ (66,256) (3,444) (Unaudited) Year Ended December 31, 2018 Amount of Loss Amount of Loss Reclassified from Recognized in Amount of Loss Accumulated OCI to Interest Expense Recognized in OCI Interest Expense (ineffective portion) $ $ $ (7,179) (748) (9,489) (Unaudited) Year Ended December 31, 2017 Amount of Loss Amount of Loss Reclassified from Recognized in Amount of Loss Accumulated OCI to Interest Expense Recognized in OCI Interest Expense (ineffective portion) $ $ $ — — — (i) See Note 2 – adoption of ASU 2017-12. 9. SUPPLEMENTAL CASH FLOW INFORMATION a) The following is a tabular breakdown of the Company’s cash, cash equivalents and restricted cash balances for the periods presented in the Company’s consolidated statements of cash flows: (Unaudited) (Unaudited) (Unaudited) December 31, December 31, December 31, December 31, 2019 2018 2017 2016 $ $ $ $ Cash and cash equivalents 35,168 14,059 22,341 3,705 Restricted cash — current 234 19 3,162 — Restricted cash — long-term 121,307 51,325 — — Total 156,709 65,403 25,503 3,705 14

TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) December 31, 2019 (comparative figures were unaudited) b) During the years ended December 31, 2019, 2018 and 2017, the Company capitalized interest on the shareholders’ loan of $nil, $nil and $10.2 million, respectively, in the advances on newbuilding contracts on the Company’s consolidated balance sheets. This unpaid interest was subsequently converted to capital on September 1, 2017, and was treated as non-cash transactions in the Company’s consolidated statements of cash flows. c) Cash interest paid (including realized losses on interest rate swaps) on long-term debt, net of the amounts capitalized, during the years ended December 31, 2019, 2018 and 2017 totaled $51.7 million, $14.3 million and $nil, respectively. d) On September 1, 2017, the Company’s shareholders agreed to contribute, on a pro-rata basis, the shareholders’ loans and associated accrued interest outstanding in the amount of $390.0 million to the Company in exchange for capital. This transaction was treated as a non-cash transaction in the Company’s consolidated statements of cash flows. 15